Exhibit 99.2



ITW Conference Call

Third Quarter
2011

October 25, 2011

ITW
Agenda

1. Introduction……………….…...…... John Brooklier

2. Third Quarter Highlights………... David Speer

3. Financial Overview…………..….. Ron Kropp

4. Reporting Segments………...…… John Brooklier

5. 2011 Forecasts…..…………..…… Ron Kropp

6. Q & A……………......……...…... John Brooklier/Ron Kropp/David Speer

ITW
Forward - Looking Statements

This conference call contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, without limitation, statements regarding operating performance, revenue growth, diluted income per share from continuing operations, diluted net income per share, restructuring expenses and related benefits, tax rates, end market conditions, and the Company's related 2011 forecasts. These statements are subject to certain risks, uncertainties, and other factors which could cause actual results to differ materially from those anticipated. Important risks that could cause actual results to differ materially from the Company's expectations include those that are detailed in ITW's Form 10-K for 2010.

Conference Call Playback

Replay number: 203-369-0637; No pass code necessary

Telephone replay available through midnight of Nov. 8, 2011

Webcast / PowerPoint replay available at www.itw.com

Supplemental financial and investor information will be available on the ITW website under the "Investor Relations" tab

Q3 2011 Highlights

- **Total revenues grew 16.2%; Organic revenues increased 6.2%**

- **Overall end market demand in Q3 was largely in line with Q2 levels and our forecast expectations**

- **Produced diluted EPS growth of 25%**

- **Generated $704 million in free operating cash flow**
  - **Raised our annual dividend payout 6% in August 2011**
  - **Acquired 8 companies with annualized revenues of $296 million; year-to-date acquired 21 companies with annualized revenues of $781 million**
  - **Executed $400 million of share repurchase in Q3; $950 million year-to-date**

- **Issued $1 billion of long-term debt at attractive rates**

ITW
Quarterly Highlights

$ in Millions

	2010	2011	F(U) Last Year	
	Q3	Q3	Amount	%
Operating Revenues	3,941.1	4,580.5	639.4	16.2%
Operating Income	619.7	714.3	94.6	15.3%
% of Revenues	15.7%	15.6%	(0.1) pts	
Income from Continuing Operations				
Income Amount	403.1	490.1	87.0	21.6%
Income Per Share-Diluted	0.80	1.00	0.20	25.0%
Net Income				
Income Amount	422.0	507.6	85.6	20.3%
Income Per Share-Diluted	0.84	1.04	0.20	23.8%
Free Operating Cash Flow	447.6	704.2	256.6	57.3%

All 2010 and 2011 data reflects the elimination of the one month reporting lag for international operations outside of North America. Additionally, the income statement reflects the reclassification of certain businesses to discontinued operations.

ITW
Quarterly Operating Analysis

	% F(U) Prior Year		
	Operating Revenues	Operating Income	Operating Margins
Base Manufacturing Business			
Operating Leverage	6.2%	16.2%	1.5%
Changes in VM & OH costs	-	-7.8%	-1.2%
Total	6.2%	8.4%	0.3%
Acquisitions/Divestitures	5.3%	3.1%	-0.3%
Translation	4.7%	4.9%	0.1%
Impairment	-	0.2%	-
Restructuring	-	-1.3%	-0.2%
Other	-	-	-
Total	16.2%	15.3%	-0.1%

ITW
Non Operating & Taxes

$ in Millions

	2010 Q3	2011 Q3	F(U) Last Year Amount	%
Operating Income	619.7	714.3	94.6	15.3%
Interest Expense	(43.5)	(48.6)	(5.1)	
Other Income / (Expense)	1.0	24.7	23.7	
Income from Continuing Operations - Pretax	577.2	690.4	113.2	19.6%
Income Taxes	174.1	200.3	(26.2)	
Tax Rate	30.2%	29.0%	1.2 pts	
Income from Continuing Operations	403.1	490.1	87.0	21.6%
Income from Discontinued Operations	18.9	17.5	(1.4)	
Net Income	422.0	507.6	85.6	20.3%

ITW
Invested Capital

$ in Millions

	9/30/10		6/30/11	9/30/11
Trade Receivables	2,747.5		3,146.0	2,985.4
Days Sales Outstanding	61.0	*	61.4	58.7
Inventories	1,612.7		1,919.7	1,794.3
Months on Hand	1.8	**	1.9	1.8
Prepaids and Other Current Assets	294.5		507.4	498.1
Accounts Payable & Accrued Expenses	(2,220.6)		(2,295.8)	(2,253.6)
Operating Working Capital	2,434.1		3,277.3	3,024.2
% to Revenue(Prior 4 Qtrs.)	16%		20%	17%
Net Plant & Equipment	2,051.2		2,132.0	2,037.9
Investments	446.1		435.6	424.4
Goodwill and Intangibles	6,579.0		7,206.9	7,431.7
Net Assets Held for Sale	-		321.6	314.4
Other, net	(517.5)		(108.9)	(136.6)
Invested Capital	10,992.9		13,264.5	13,096.0
ROIC	16.1%		15.6%	15.4%

* Excludes trade receivables related to discontinued operations.

** Excludes inventories related to discontinued operations.

ITW
Debt & Equity

$ in Millions

	9/30/10	6/30/11	9/30/11
Short Term Debt	639.4	1,450.4	1,040.8
Long Term Debt	2,812.1	2,622.8	3,522.1
Total Debt	3,451.5	4,073.2	4,562.9
Stockholders' Equity	9,266.7	10,422.0	9,852.0
Total Capital	12,718.2	14,495.2	14,414.9
Less:			
Cash	(1,725.3)	(1,230.7)	(1,318.9)
Net Debt & Equity	10,992.9	13,264.5	13,096.0
Debt to Total Capital	27%	28%	32%
Shares outstanding at end of period	495.9	491.4	483.2

ITW
Cash Flow

$ in Millions

	2010 Q3	2011 Q3
Net Income	422.0	507.6
Adjust for Non-Cash Items	126.0	167.3
Changes in Trade Receivables	34.1	58.3
Changes in Inventories	(38.9)	65.0
Changes in all other Operating Assets & Liabilities	(19.3)	(11.0)
Net Cash From Operating Activities	523.9	787.2
Additions to Plant & Equipment	(76.3)	(83.0)
Free Operating Cash Flow	447.6	704.2
Acquisitions	(84.7)	(450.8)
Dividends	(156.1)	(167.1)
Proceeds from Debt (Net)	267.1	577.9
Share Repurchase	(350.0)	(400.0)
Other	260.1	(176.0)
Net Cash Increase	384.0	88.2

Returned to shareholders (Dividends & Share Repurchase)	**$ 1,456**
Acquisitions	**1,199**
YTD Capital Allocation	**2,655**

ITW
Acquisitions

$ in Millions

	2010					2011		
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3
Annual Revenues Acquired	26	253	120	131	530	329	156	296
Purchase Price								
Cash Paid	27	199	145	160	531	556	190	480
Number of Acquisitions	4	7	5	8	24	6	7	8

Transportation
Quarterly Analysis
Q3 2011

Key Points (Q3'11 vs Q3'10)

- **Segment organic revenues: 9.5%**

- **Auto OEM/Tiers: Worldwide base revenue growth of 9.2% vs. worldwide car build increase of 5%**
  - North American base revenues: 6.9%; new domestics produced more cars in Q3 vs. Q2 (Japan crisis)
  - International base revenues: 11.3%; Asian base revenues grew 26.5%
  - 2011 full year auto build forecast:
    - North America: 12.8 – 13.0 million units
    - Europe: 19.0 – 20.0 million units

- **Auto aftermarket worldwide base revenues grew 5.4%**

- **Truck remanufacturing: 17.7% base revenue growth due to oil and gas field exploration activity**

$ in Millions	Operating Revenues	Operating Income	Operating Margins
2011 Q3	790.6	120.9	15.3%
2010 Q3	628.4	92.0	14.6%
$ Inc(Dec)	162.2	28.9	0.7%
% Inc(Dec)	25.8%	31.3%	
	% Inc(Dec) vs. Prior Year		
Base Business			
Operating Leverage	9.5%	23.7%	1.9%
Changes in VM & OH costs	-	-9.9%	-1.3%
Total	9.5%	13.8%	0.6%
Acquisitions	12.2%	11.6%	-0.1%
Translation	4.1%	5.5%	0.2%
Impairment	-	-	-
Restructuring	-	0.5%	0.1%
Other	-	-0.1%	-0.1%
Total	25.8%	31.3%	0.7%

Industrial Packaging
Quarterly Analysis
Q3 2011

Key Points (Q3'11 vs. Q3'10)

- **Segment organic revenues: 6.3% reflected reasonable industrial production activity worldwide, especially North America**
  - Total North American industrial packaging base revenues: 8.1%

  - Total international industrial packaging base revenues: 4.2%

- **Worldwide strapping and related equipment base revenues: 7.0%**
  - North America: 12.0%
  - International: 3.7%

- **Worldwide stretch packaging base revenues: 10.3%**

$ in Millions	Operating Revenues	Operating Income	Operating Margins
2011 Q3	664.3	70.4	10.6%
2010 Q3	575.1	63.4	11.0%
$ Inc(Dec)	89.2	7.0	-0.4%
% Inc(Dec)	15.5%	10.9%	
	% Inc(Dec) vs. Prior Year		
Base Business			
Operating Leverage	6.3%	21.7%	1.6%
Changes in VM & OH costs	-	-18.9%	-2.0%
Total	6.3%	2.8%	-0.4%
Acquisitions	3.6%	3.5%	-
Translation	5.5%	6.0%	0.1%
Impairment	-	-	-
Restructuring	-	-1.3%	-0.1%
Other	0.1%	-0.1%	-
Total	15.5%	10.9%	-0.4%

Power Systems and Electronics
Quarterly Analysis
Q3 2011

Key Points (Q3'11 vs. Q3'10)

- **Segment organic revenues: 11.7% largely due to strong contributions from worldwide welding and PC board fabrication**

- **Worldwide welding base revenues: 20.2%**
  - **North America welding base revenues: 26.1% due to strength in oil and gas and heavy equipment end markets**
  - **International welding base revenues: 6.3% as Asia Pacific helped drive organic growth**

- **Total electronics base revenues: 1.7%**
  - **PC board fabrication: 9.1%**
  - **Other electronics: -2.6%**

$ in Millions	Operating Revenues	Operating Income	Operating Margins
2011 Q3	750.5	147.8	19.7%
2010 Q3	619.3	128.0	20.7%
$ Inc(Dec)	131.2	19.8	-1.0%
% Inc(Dec)	21.2%	15.5%	

	% Inc(Dec) vs. Prior Year		
Base Business			
Operating Leverage	11.7%	23.0%	2.1%
Changes in VM & OH costs	-	-8.8%	-1.6%
Total	11.7%	14.2%	0.5%
Acquisitions	6.1%	-0.7%	-1.2%
Translation	3.3%	2.9%	-
Impairment	-	-	-
Restructuring	-	-1.0%	-0.2%
Other	0.1%	0.1%	-0.1%
Total	21.2%	15.5%	-1.0%

Food Equipment
Quarterly Analysis
Q3 2011

Key Points (Q3'11 vs. Q3'10)

- **Segment organic revenues: -0.5% as equipment sales were weak in North America and Europe; service revenues were stronger**

- **Total North America base revenues: -0.8%**
  - Equipment base revenues: -3.2%
  - Service base revenues: 3.3%

- **Total international base revenues: -0.2%**
  - Equipment base revenues: -1.9%
  - Service base revenues: 4.0%

$ in Millions	Operating Revenues	Operating Income	Operating Margins
2011 Q3	511.5	83.1	16.3%
2010 Q3	487.5	86.2	17.7%
$ Inc(Dec)	24.0	-3.1	-1.4%
% Inc(Dec)	4.9%	-3.6%	
	% Inc(Dec) vs. Prior Year		
Base Business			
Operating Leverage	-0.5%	-1.2%	-0.1%
Changes in VM & OH costs	-	-6.1%	-1.1%
Total	-0.5%	-7.3%	-1.2%
Acquisitions	1.2%	0.1%	-0.2%
Translation	4.2%	4.0%	0.1%
Impairment	-	-	-
Restructuring	-	-0.4%	-0.1%
Other	-	-	-
Total	4.9%	-3.6%	-1.4%

Construction Products
Quarterly Analysis
Q3 2011

Key Points (Q3'11 vs. Q3'10)

- **Segment organic revenues: 2.9% as North America and Europe both post positive organic revenue growth**

- **North America construction base revenues: 7.4% showed product penetration gains**
  - **Residential base revenues: 6.8%**
  - **Commercial base revenues: 5.0%**
  - **Renovation base revenues: 9.5%**

- **International construction base revenues: 1.0%**
  - **Europe base revenues: 3.3%**
  - **Asia Pacific base revenues: -1.7%**

$ in Millions	Operating Revenues	Operating Income	Operating Margins
2011 Q3	513.8	63.7	12.4%
2010 Q3	455.8	52.7	11.6%
$ Inc(Dec)	58.0	11.0	0.8%
% Inc(Dec)	12.7%	20.9%	

	%Inc(Dec) vs. Prior Year		
Base Business			
Operating Leverage	2.9%	10.4%	0.8%
Changes in VM & OH costs	-	-1.2%	-0.1%
Total	2.9%	9.2%	0.7%
Acquisitions	1.2%	0.9%	-0.1%
Translation	8.6%	12.7%	0.4%
Impairment	-	-	-
Restructuring	-	-1.9%	-0.2%
Other	-	-	-
Total	12.7%	20.9%	0.8%

Polymers and Fluids
Quarterly Analysis
Q3 2011

Key Points (Q3'11 vs Q3'10)

- **Segment organic revenues: 8.2% reflected stronger industrial and niche end market demand for both polymer and fluid products**

- **Worldwide polymers: 9.0% as international industrial production demand was solid**

- **Worldwide fluids: 5.7% largely due to strong demand in North American MRO markets**

$ in Millions	Operating Revenues	Operating Income	Operating Margins
2011 Q3	362.4	61.8	17.1%
2010 Q3	277.7	49.9	18.0%
$ Inc(Dec)	84.7	11.9	-0.9%
% Inc(Dec)	30.5%	23.9%	
	% Inc(Dec) vs. Prior Year		
Base Business			
Operating Leverage	8.2%	19.8%	1.9%
Changes in VM & OH costs	-	1.6%	0.3%
Total	8.2%	21.4%	2.2%
Acquisitions	16.4%	6.5%	-1.5%
Translation	5.9%	6.0%	0.1%
Impairment	-	-	-
Restructuring	-	-9.9%	-1.7%
Other	-	-0.1%	-
Total	**30.5%**	**23.9%**	**-0.9%**

Decorative Surfaces
Quarterly Analysis
Q3 2011

Key Points (Q3'11 vs. Q3'10)

- **Segment organic revenues: 8.7%**

- **North America laminate base revenues: 7.0% due to launch of premium laminate products and growth in office furniture category**

- **International base revenues: 10.5% due to increased demand for high pressure laminate product in China and the U.K.**

$ in Millions	Operating Revenues	Operating Income	Operating Margins
2011 Q3	283.2	34.2	12.1%
2010 Q3	251.4	31.5	12.5%
$ Inc(Dec)	31.8	2.7	-0.4%
% Inc(Dec)	12.7%	8.6%	
	% Inc(Dec) vs. Prior Year		
Base Business			
Operating Leverage	8.7%	27.9%	2.2%
Changes in VM & OH costs	-	-22.7%	-2.6%
Total	8.7%	5.2%	-0.4%
Acquisitions	-	-	-
Translation	4.0%	3.2%	-
Impairment	-	-	-
Restructuring	-	0.2%	-
Other	-	-	-
Total	12.7%	8.6%	-0.4%

All Other
Quarterly Analysis
Q3 2011

Key Points (Q3'11 vs. Q3'10)

- **Segment organic revenues: 3.1%**

- **Worldwide test and measurement base revenues: 11.2% as cap ex driven equipment orders remained solid in Asia Pacific (China), North America and Europe**

- **Worldwide consumer packaging base revenues: flat; decorating business stronger, beverage packaging weaker**

- **Worldwide industrial/appliance base revenues: -4.9% due to ongoing weakness in worldwide appliance sector**

$ in Millions	Operating Revenues	Operating Income	Operating Margins
2011 Q3	725.7	132.3	18.2%
2010 Q3	669.0	115.9	17.3%
$ Inc(Dec)	56.7	16.4	0.9%
% Inc(Dec)	8.5%	14.2%	
		% Inc(Dec) vs. Prior Year	
Base Business			
Operating Leverage	3.1%	8.0%	0.8%
Changes in VM & OH costs	-	-0.7%	-0.1%
Total	3.1%	7.3%	0.7%
Acquisitions/Divestitures	2.5%	3.0%	0.1%
Translation	2.9%	3.2%	-
Impairment	-	0.9%	0.2%
Restructuring	-	-0.1%	-
Other	-	-0.1%	-0.1%
Total	8.5%	14.2%	0.9%

ITW
2011 Forecast

	Low	High	Mid Point
4th Quarter 2011			
Total Revenues	9.5%	12.5%	11.0%
Diluted Income per Share from Continuing Operations	$0.86	$0.94	$0.90
% F(U) 4th Quarter 2010	30%	42%	36%
Full Year 2011			
Total Revenues	15.1%	15.9%	15.5%
Diluted Income per Share from Continuing Operations	$4.04	$4.12	$4.08
% F(U) 2010	40%	43%	42%

Prior midpoint of FY EPS	**$4.13**
Q3 performance	0.01
Translation	(0.03)
Revenue decline	(0.02)
Restructuring	(0.01)
Current midpoint of FY EPS	**$4.08**

ITW 2011 Forecast
Key Assumptions

- **Exchange rates hold at current levels**

- **Acquired revenues in the $800 million to $1 billion range for the year**

- **Restructuring costs of $50 to $60 million for the full year**

- **Tax rate range of 28.5% to 29.5% for Q4 and full year (excludes the impact of the Q1 Australian tax case)**



ITW Conference Call
Q & A

Third Quarter

2011

October 25, 2011